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SEC
Mail Processing
Section

MAR 02 2021

Washington DC
413

SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LifeMark Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park

(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche   585-424-5672 x 110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG+Partners, CPA's, PLLC

(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Vincent Micciche_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__LifeMark Securities Corp._____ , as
of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                    _____
                                                                            Signature

                                                                    __CFO_____
                                                                                Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIFEMARK SECURITIES CORP.
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2020

LIFEMARK SECURITIES CORP.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Lifemark Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lifemark Securities Corp. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lifemark Securities Corp. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lifemark Securities Corp.'s management. Our responsibility is to express an opinion on Lifemark Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lifemark Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Lifemark Securities Corp.'s financial statements. The supplemental information is the responsibility of Lifemark Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as Lifemark Securities Corp.'s auditor since 2016.

Rochester, New York

February 24, 2021

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

Tax Planning & Compliance + Financial Reporting + Business Strategy + Consulting + Outsourced Accounting Services

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	1,168,256
Commissions receivable		504,734
Accounts receivable from registered representatives, net of allowance		
for doubtful accounts		50,273
Officer loan receivable		804
Advances		1,993
Property and equipment, net		18,812
Restricted deposits		53,250
Prepaid Expenses		172,056
Cash value officers life insurance		102,442
Total Assets	$	2,072,620

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$	848,760
Accounts payable and accrued expenses		77,643
Income taxes payable		61,369
Accrued payroll and benefits		56,813
Total Liabilities		1,044,585

Shareholders' Equity

Common stock, no par value; 1,000 shares authorized,	
866.9089 shares issued and 734.7817 shares outstanding	20,000
Additional paid-in capital	453,633
Retained earnings	580,703
	1,054,336
Less: Cost of 132.1272 shares of common stock held in treasury	(26,301)
Total Shareholders' Equity	1,028,035
Total Liabilities and Shareholders' Equity	$ 2,072,620

See accompanying notes to financial statements

2


LifeMark Securities Corp.
Statement of Income
Year ended December 31, 2020


Revenue

Commission income	$ 9,400,104
Financial planning and managed accounts	1,737,000
Paycheck protection loan forgiveness	167,685
Interest income	4,771
Total Revenue	11,309,560

Expenses

Commission expense	9,187,471
Payroll, payroll taxes, and employee benefits	1,387,178
Other operating expenses	156,508
Professional fees	77,180
Recruitment fees	8,676
Occupancy expenses	44,607
Technology	167,054
Broker support expenses	(117,707)
Total Expenses	10,910,967
Income before income taxes	398,593
Provision for income taxes	64,728
Net Income	$ 333,865


See accompanying notes to financial statements

3


LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
Year ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2019	$ 20,000	$ 453,633	$ 246,838	$ (26,301)	$ 694,170
Net Income	-	-	333,865	-	333,865
Balance December 31, 2020	$ 20,000	$ 453,633	$ 580,703	$ (26,301)	$ 1,028,035

LifeMark Securities Corp.
Statement of Cash Flows
Year ended December 31, 2020

Cash Flows from Operating Activities:

Net income	$ 333,865
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Depreciation	7,671
Decrease (increase) in commissions receivable	337,348
Decrease (increase) in accounts receivable	8,173
Forgiveness of Paycheck Protection Loan	(167,685)
Decrease(increase) in other receivable	13,467
(Increase) decrease in prepaid expenses	(25,520)
(Increase) decrease in advance receivable	6,189
Decrease (increase) in cash surrender value of life insurance	(8,505)
Increase (decrease) in commissions payable	(182,183)
Increase (decrease) in accounts payable and accrued expenses	1,507
Increase (decrease) in income taxes payable	(9,084)
Increase (decrease) in accrued payroll	(52,560)
Total Adjustments	(71,182)
Net Cash Provided by Operating Activities	262,683

Cash Flows from Investing Activities:

Acquisition of Property and Equipment	(11,404)
Net Cash Used in Investing Activities	(11,404)

Cash Flows from Financing Activities

Receipt of Paycheck Protection Loan	167,685
Decrease (increase) in officer loan receivable	(409)
Net Cash Provided by Financing Activities	167,276
Net Change in Cash, Cash Equivalents, and Restricted Deposits	418,555
Cash, Cash Equivalents, and Restricted Deposits - Beginning of Year	802,951
Cash, Cash Equivalents, and Restricted Deposits - End of Year	$ 1,221,506

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for Income Taxes	$ 72,004

See accompanying notes to financial statements

5

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its clients. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that all commissions receivable are collectible, and as such no provision for uncollectible receivables has been recorded in these financial statements.

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Management has recorded an allowance for doubtful accounts in the amount of $ 23,290 at December 31, 2020.

Advances – The Company had advanced $12,000 to a registered representative in 2018. $10,007 was repaid in 2019 and 2020 through deductions in sales commission, leaving a receivable balance of $1,993 on December 31, 2020. The amount is expected to be fully repaid in 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company filed its income tax as an "S" Corporation through December 31, 2014. The Company terminated its "S" status with the IRS effective January 1, 2015. For all years ended subsequent to December 31, 2014, the Company paid taxes on its income at the rates in effect for Corporations in the respective taxing jurisdictions. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2020. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing costs when incurred. Advertising and marketing expenses for the year ended December 31, 2020 were $799.

Revenue Recognition – In May, 2014 the Financial Accounting Standards Board issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers": Topic 606 to supersede nearly all existing revenue recognition guidance under US Generally Accepted Accounting Principles. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on the timing or amounts of the Company's revenue recognition, but impacted the disclosures within the notes to the financial statements.

Commission Revenues: The Company has two types of commission revenue – sales based commissions and trailing (residual) commissions. Sales based commissions occur when clients trade securities or purchase various types of investment products. This type of trading revenue is recognized when the performance obligation (purchase or sale of an investment or security) occurs at a specific point in time (the trade). Trailing commissions are recurring in nature and are earned based on the market value of the holdings in the eligible assets, and, as such, are recognized over a period in time. The Company earns trailing revenue primarily on mutual fund and variable annuity holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

Advisory Revenues:

Advisory revenues represent fees the Company charges on client assets managed by third party asset managers. Advisory fees are charged to clients either monthly or quarterly, based on the Advisor's pay scale, and due to the Company at either the beginning or the end of the period. Fees for funds added or removed during the period are billed to the client on a pro-rata basis, and due to the Company based on the dates. Advisory fees are charged on a tier-based scheme and range from .5% to 1.5% of eligible assets. Advisory fees are recurring in nature as the underlying performance obligation is satisfied over time.

Trading Revenues:

Trading revenue results from clients buying or selling equity instruments in their respective accounts. These fees are non-recurring in nature, as the fee or commission is earned when the security is traded, and, as such, the underlying performance obligation occurs at a point in time, and revenue is recognized at that point.

Interest Income:

Interest Income is earned from client margin accounts and cash equivalents and changes with the respective change in those underlying assets. Interest is recognized over the period on which those assets are invested.

Financial planning Revenue:

The Company earns revenue for providing financial plans to its clients. Fees are charged either on a fixed fee or hourly basis, and are earned when the financial plans are completed and delivered to clients. These fees may be collected at any time during the planning process. The impact of any unearned revenue is immaterial to these financial statements, and, as such no deferred financial planning revenue has been recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

The following table presents revenue disaggregated by component for the year ended December 31, 2020:

Managed Accounts/Financial Planning	$1,737,000
Trading/Investments	4,730,265
Trails/12B1 Fees	4,669,839
Interest	4,771
PPP Loan Forgiveness (See note)	167,685
Total	$ 11,309,560

Restricted Deposits – The Company has a restricted deposit with its clearing broker. The deposit has no encumbrances and earns yearly interest. The deposit is refundable when the Company ceases doing business with the clearing company.

Cash, Cash Equivalents and Restricted Deposits – The following table represents Cash, Cash Equivalents and Restricted Deposits disaggregated by component for the year ended December 31, 2020 per the Statement of Cash Flows

Cash and Cash Equivalents	$1,168,256
Restricted Deposits	$53,250
Total	$1,221,506

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable. At December 31, 2020, cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2020, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2020:

Computers	$ 182,088
Furniture and Fixtures	15,720
Equipment	18,462
	216,270
Less: Accumulated depreciation	(197,458)
	$ 18,812

Depreciation expense amounted to $7,671 for the year ended December 31, 2020

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 752,346, which was $ 682,707 in excess of its required net capital of $ 69,639 and a ratio aggregate indebtedness to net capital of 1.39 to 1.

6. INCOME TAX MATTERS

The Company tax provisions for 2020 consisted of the following:

Federal	$ 47,000
State	17,728
	$ 64,728

There were no material deferred tax assets or liabilities for 2020. The PPP Loan Forgiveness in non-taxable and as a result, was not considered income in the calculation of the tax provision for the year ended December 31, 2020.

A reconciliation of the expected tax rate to the accrual rate is as follows:

Expected federal taxes	$83,704
Non-taxable Payroll Protection Loan Forgiveness	(36,704)
State Income Taxes	17,728
Actual Taxes	$64,728

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company makes matching contributions equal to a percentage of compensation the participant contributes up to 3%. After 3% the Company will contribute .5% for every 1% of total salary up to a maximum employer match of 4%. Employer contributions to the plan for the year ended December 31, 2020 was $ 33,683.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease was for a fifteen-year period which expired in February 2019. The Company's new office lease is for a 12-month period which ended February 2020 and was extended an additional 12 months through February 2021. The current annual rent is $40,767 which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2020 was $40,767.

The Company also leases office equipment requiring monthly payments of $235 through October 2021. Minimum annual rent expense under these agreements are as follows:

2021 $ 9,231

In August, 2018 the FASB issued an accounting update (ASU 2016-02, Leases (Lease Topic 842) to clarify accounting for certain leases under US GAAP. This pronouncement includes new guidance for a lessor and lessee's accounting for and presentation of cash flows from sales type and direct financing leases. The guidance is effective for, and was adopted by the Company on January 1, 2019.

The Company has elected the following Practical Expedients for the year ended 2020:

1.) The Company will not capitalize its short-term leases, as it is not necessary under (ASU 2016-02, Leases (Lease Topic 842)
2.) The Company's long-term lease is considered immaterial and will not be capitalized.

10. LITIGATION

During the year ended December 31, 2018, an arbitration proceeding was filed against the Company before the Financial Industry Regulatory Authority (FINRA) by a client. The arbitration asserts that the Company and a broker recommended unsuitable investments and the company was negligent in its supervisory capacity and breached its fiduciary duty. Management believes the action is meritless and intends to defend itself vigorously. The action is still in the discovery stage of the proceedings, and it is too early to determine the possibility or amount of any liability. In addition, the Company believes any potential damages that may be associated with this claim are indemnified by the Company's errors and omissions liability coverage, and by indemnification agreements between the Company and its broker. As such, no amounts have been recorded in these financial statements.

11. RELATED PARTY TRANSACTIONS

Officer Loan Receivable -

The Company makes periodic short-term advances to the officers of the Corporation. These advances are short term in nature, do not bear interest, and have no repayment schedule. $409 was loaned to the officers during the year and -0- was repaid. As of December 31, 2020, the balance owed under these notes was $804.

Commission Payable to a Shareholder -

A shareholder is also a registered representative. At December 31, 2020, commissions in the amount of $426,272 were owed to the shareholder/representative, and were included in the commissions payable balance.

12. RISKS AND UNCERTAINCIES.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, the effect of the pandemic on the Company's financial condition is uncertain. Management continues to evaluate the risks and uncertainties associated with COVID-19.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

14. LONG TERM DEBT

In May, 2020 the Company received a Paycheck Protection Loan from the federal government in the amount of $167,685. Pursuant to the terms of the loan agreement, the loan was scheduled to mature two years from the funding date and carried interest at 1% annually. Funds from the loan qualified for forgiveness if the proceeds were used for eligible payroll costs. The company has used the funds in good faith and believes the entire loan balance will be forgiven. Accordingly, the amount has been reflected in the statement of income for the year ended December 31, 2020.

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

1.	Total ownership equity from Statement of Financial Condition	$ 1,028,035
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	1,028,035
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,028,035
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	275,689
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	752,346
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 752,346

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31,2020
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 69,639
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 69,639
14.	Excess net capital (line 10 less line 13)	$ 682,707
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 647,888

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 1,044,585
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 1,044,585
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	139%

Reconciliation of Company net capital to audited net capital

There were differencies between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing the same date as follows:

Net Capital per FOCUS	$ 707,346
Adjustment to decrease 2020 tax provision	45,000
Net Capital per audit	$ 752,346



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lifemark Securities Corp.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) Lifemark Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lifemark Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provisions) and (2) Lifemark Securities Corp. stated that Lifemark Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Lifemark Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lifemark Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

February 24, 2021

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | rdgandpartners.com

Tax Planning & Compliance + Financial Reporting + Business Strategy + Consulting + Outsourced Accounting Services

To the best of my knowledge and belief, LifeMark Securities Corp. claims exemption from 17 C.F.R Sec. 240.15c3-3: (k)(2)(ii) (the "exemption provision") for the entire year ended December 31, 2020.

To the best of my knowledge and belief, LifeMark Securities Corp. has met the identified exemption provisions under 17 C.F.R. Sec. 240.15c3-3: (k)(2)(ii) throughout the entire year ended December 31, 2020 as described in paragraph (d)(4)(iii) of this section without exception.

_____
Vincent Micciche

LIFEMARK SECURITIES CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Lifemark Securities Corp.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lifemark Securities Corp. and the SIPC, solely to assist you and SIPC in evaluating Lifemark Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Lifemark Securities Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lifemark Securities Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lifemark Securities Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Pittsford, New York
February 24, 2021

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

Tax Planning & Compliance + Financial Reporting + Business Strategy + Consulting + Outsourced Accounting Services

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*20*******1408********************MIXED AADC 220
33478   FINRA   DEC
LIFEMARK SECURITIES INC
400 W METRO PARK
ROCHESTER, NY 14623-2648
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _3280.00_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_1720.82_)

      _7/31/2020_
       Date Paid

   C. Less prior overpayment applied   . (_____)

   D. Assessment balance due or (overpayment)   _1559.18_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1559.18_

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ _1,559.18_
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lifemark Securities Corp.
(Name of Corporation, Partnership or other organization)

Vincent Micockio
(Authorized Signature)

Dated the _24_ day of _February_, 20 _21_.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _11,309,561_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _9,122,961_

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____ _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ _2,186,600_

2e. General Assessment @ .0015 $ _3280.00_

(to page 1, line 2.A.)

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